Exhibit 99.4

PRESS RELEASE

Sanofi and UCB Partner for Breakthrough Innovation

in Immune-mediated Diseases

Paris, France, March 11, 2014 - Sanofi (EURONEXT : SAN and NYSE : SNY) and UCB announce today they have entered into a scientific and strategic collaboration for the discovery and development of innovative anti-inflammatory small molecules, which have the potential to treat a wide range of immune-mediated diseases in areas such as gastroenterology and arthritis.

“Immune-mediated diseases affect individuals, families, and communities and impact the economies of countries and nations, making this poorly understood category of diseases a significant public health burden.” said Dr. Elias Zerhouni, President, Global R&D at Sanofi. “Joining efforts with UCB, we will address a scientific challenge in immunology, and increase the chances of accelerating the discovery and development of future therapies.”

“We partner Sanofi’s significant expertise, strong capabilities and resources with UCB’s cutting-edge research skills and breakthrough innovations. Together we can maximize the opportunity to treat diseases currently treated by biologic agents with small molecules and thus benefit millions of people suffering from severe diseases,” commented Ismail Kola, President UCB NewMedicines.

UCB NewMedicines, the research arm of UCB, has used an innovative approach to identify small molecules modulators of a biological pathway, for which parenterally administered biologic therapies have proven highly efficacious in patients. A dedicated team of scientists will be formed under the leadership of Sanofi and UCB, and will join forces in a discovery and development based collaboration to characterize and identify new potential therapies.

Under the terms of the agreement, Sanofi and UCB will share costs and profits on a 50/50 basis. UCB will be entitled to initial upfront, preclinical and clinical development milestone payments from Sanofi, potentially exceeding € 100 million.

About Immune-mediated Diseases

A wide range of human diseases are driven by dysregulated immune function.  There are hundreds of immune-mediated disorders that include joint diseases such as rheumatoid arthritis, inflammatory bowel diseases such as ulcerative colitis and Crohn’s disease. Often these diseases are characterized by inappropriate activation of molecules termed cytokines, which are important mediators of normal immune function. When inappropriately activated, these powerful molecules can cause severe damage to multiple body systems. Manifestations of immune-mediated diseases range from mild skin rashes to severe organ failure to death.  In addition to the significant suffering to patients, the socioeconomic burden of just rheumatoid arthritis has been estimated at ~$40bn in the US alone(1).

About UCB

UCB, Brussels, Belgium (www.ucb.com) is a global biopharmaceutical company focused on the discovery and development of innovative medicines and solutions to transform the lives of people living with severe diseases of the immune system or of the central nervous system. With 8700 people in approximately 40 countries, the company generated revenue of €3.4 billion in 2013. UCB is listed on Euronext Brussels (symbol: UCB).

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

References

(1) J Rheumatol 2011;88;55-61; http://www.jrheum.org/content/88/55

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2013. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Media Relations Jack Cox Tel. : +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Sébastien Martel Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com